Gables Realty Limited Partnership					Exhibit 12.1
Calculation of Ratios of Earnings to Fixed Charges
Dollars in Thousands

	Years ended December 31,
	2004	2003	2002	2001	2000
Earnings:
Income from continuing operations before equity
in income of joint ventures and gain on sale	$ 15,259	$ 24,704	$ 30,124	$ 32,812	$ 46,715
Add:
Gain on sale of previously depreciated operating
real estate assets	-	-	17,906	34,110	28,622
Gain on sale of land	12,906	-	2,100	3,220	845
Distributions from unconsolidated joint ventures	6,042	2,367	12,425	1,703	1,432
Fixed charges (see below)	51,579	48,050	45,106	43,967	43,276
Subtract:
Interest capitalized	8,412	8,416	8,875	8,844	8,858
Loan cost amortization capitalized	381	323	229	204	196

Total earnings (1)	$ 76,993	$ 66,382	$ 98,557	$ 106,764	$ 111,836

Fixed charges:
Interest expense and credit enhancement fees	$ 40,911	$ 37,708	$ 34,855	$ 33,992	$ 33,399
Interest capitalized	8,412	8,416	8,875	8,844	8,858
Loan cost amortization expense	1,875	1,603	1,147	927	823
Loan cost amortization capitalized	381	323	229	204	196

Total fixed charges (2)	$ 51,579	$ 48,050	$ 45,106	$ 43,967	$ 43,276

Ratio (1 divided by 2)	1.49x	1.38x	2.19x	2.43x	2.58x